Free Writing Prospectus (FWP)
Filed pursuant to Rule 433
Registration No. 333-170137
Relating to Prospectus Supplement, dated April 19, 2011
Province of Manitoba
U.S.$750,000,000 1.375% United States Dollar Bonds due April 28, 2014
Final Term Sheet
April 19, 2011

Issuer:	Province of Manitoba

Title:	1.375% United States Dollar Bonds due April 28, 2014

Ratings:	AA/Aa1 (S&P, Moody’s)

Format:	SEC Registered

Ranking:	Direct, unconditional debt

Size:	$750,000,000

Trade Date:	April 19, 2011

Settlement Date:	April 27, 2011 (T+5)

Maturity Date:	April 28, 2014

Interest Payment Dates:	April 28 and October 28 of each year, commencing on October 28, 2011, with long first coupon

Benchmark Treasury:	UST 1.25% due April 15, 2014

UST Spot (price, yield):	100-12 1/4, 1.119%

Spread to Benchmark Treasury:	28.25 bps

Spread to Mid Swaps:	5.0 bps

Yield to Maturity:	1.402%

Coupon:	1.375%

Price:	99.921%, plus accrued interest, if any, from April 27, 2011

Day Count:	30/360

Specified Currency:	United States Dollars (“$”)

Minimum Denomination:	$1,000 and integral multiples thereof

Listing:	Admission to the United Kingdom Listing Authority’s Official List and to trading on the London Stock Exchange plc’s Regulated Market may be completed following settlement on a best efforts basis.

Governing Law:	Province of Manitoba and the laws of Canada applicable therein

Business Days:	New York, London, Toronto

Lead Managers:	CIBC World Markets Corp. HSBC Securities (USA) Inc. National Bank Financial Inc. RBC Capital Markets, LLC

Co-managers:	Bank of Montreal, London Branch Casgrain & Company (USA) Limited Merrill Lynch, Pierce, Fenner & Smith Incorporated Scotia Capital (USA) Inc. TD Securities (USA) LLC

Billing and Delivering:	RBC Capital Markets, LLC

CUSIP:	563469 TN5

ISIN:	US563469TN52

Prospectus and Prospectus Supplement:	http://www.sec.gov/Archives/edgar/data/826926/000095012311036739/o70190e424b3.htm

Legends:
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling CIBC World Markets Corp., toll free, at 1-800-282-0822, HSBC Securities (USA) Inc., toll free, at 1-866-811-8049, National Bank Financial Inc., toll free, at 1-800-632-8500, and RBC Capital Markets, LLC, toll free, at 1-866-375-6829.

European Economic Area Legends:

If and to the extent that this announcement is communicated in, or the offer of the bonds to which it relates is made in, any EEA Member State that has implemented the Prospectus Directive (2003/71/EC) (a “Relevant Member State”) (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in that Relevant Member State and together with any applicable implementing measures in each Relevant Member State, the

“Prospectus Directive”), this announcement and the offer are only addressed to and directed at persons in that Relevant Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted upon by other persons in that Relevant Member State.

This is not a prospectus under the Prospectus Directive but an advertisement as defined in the Prospectus Directive and investors in the EEA should not subscribe for or purchase debentures once admitted to trading on the London Stock Exchange plc’s Regulated Market except on the basis of information in the Listing Prospectus (as defined below). The Province intends to file a single prospectus (the “Listing Prospectus”) pursuant to Section 5.3 of the Prospectus Directive with the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 as amended for the purpose of having the debentures admitted to trading on the London Stock Exchange plc’s regulated market as soon as possible after closing of this issue. Once approved, the Listing Prospectus will be published in accordance with the Prospectus Directive and investors will be able to view the Listing Prospectus on the website of the Regulatory News Service operated by the London Stock Exchange at http://www.londonstockexchange.com/exchange/prices-and-news/news/market-news/market-news-home.html under the name of Province of Manitoba and the headline “Publication of Prospectus” and investors shall be able to obtain copies without charge from the Department of Finance, Treasury Division, 350 - 363 Broadway Ave., Winnipeg, Manitoba, Canada R3C 3N9.

This announcement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The debentures are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such debentures will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

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